UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16
under the Securities Exchange Act of 1934

For the month of June 2003

ICICI Bank Limited
(Translation of registrant’s name into English)

ICICI Bank Towers,
Bandra-Kurla Complex
Mumbai, India 400 051
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F X	Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g 3-2(b) under the Securities Exchange Act of 1934.

Yes	No X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g 3-2(b).

Not applicable.

INDEX TO EXHIBITS

Item

1.	Form 6k dated June 17, 2003 along with the Press Release.

ITEM 1

ICICI Bank Limited ICICI Bank Towers Bandra Kurla Complex Mumbai 400 051

News Release	June 17, 2003

ICICI Bank offers Early Retirement Option to employees

ICICI Bank (NYSE: IBN) has adopted proactive strategies to meet the competitive challenges in the financial services sector. A key element of this strategy is a vibrant and flexible organisation capable of swiftly adapting to the demands of change.

In order to address the interests of those of its employees who are seeking alternative options to the level of adaptability and change that the current environment demands or are desirous of early retirement after a long period of service with the organisation, the Bank has decided to offer an Early Retirement Option (ERO) to its employees. The Option would be available to all employees who have completed 40 years of age and seven years of service with the Bank (including entities that have merged with the Bank) as on July 31, 2003. The Option may be exercised by eligible employees at any time between July 1 - July 31, 2003.

About ICICI Bank

ICICI Bank is India's largest private sector bank and the second largest bank in the country providing a broad spectrum of financial services to individuals and companies. ICICI Bank today employs about 11,000 people, serving a growing customer base of more than 5 million customer accounts through a technology-backed multi-channel access network. This includes about than 450 branches and extension counters, about 1,700 ATMs, call centres and Internet banking (www.icicibank.com).

Except for the historical information contained herein, statements in this Release which contain words or phrases such as 'will', 'would', etc., and similar expressions or variations of such expressions may constitute "forward-looking statements". These forward-looking statements involve a number of risks, uncertainties and other factors that could cause actual results to differ materially from those suggested by the forward-looking statements. These risks and uncertainties include, but are not limited to our ability to obtain statutory and regulatory approvals and to successfully implement our strategy, future levels of non-performing loans, our growth and expansion in business, the adequacy of our allowance for credit losses, technological implementation and changes, the actual growth in demand in banking products and services, investment income, cash flow projections, our exposure to market risks as well as other risks detailed in the reports filed by us with the United States Securities and Exchange Commission. ICICI Bank undertakes no obligation to update forward-looking statements to reflect events or circumstances after the date thereof.

For further press queries please contact Madhvendra Das at 022-2653 8252 mail: madhvendra.das@icicibank.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: June 17, 2003

For ICICI Bank Limited

By:	/s/ Jyotin Mehta
Name: Jyotin Mehta Title: Assistant Company Secretary